NO ACT

PE
1-28-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10011149

March 26, 2010

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Received SEC
MAR 26 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-10

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2010

Dear Mr. Smith:

This is in response to your letter dated January 28, 2010 concerning the shareholder proposal submitted to Wal-Mart by Thomas E. Richard. We also have received a letter from the proponent dated February 1, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Thomas E. Richard

FISMA & OMB Memorandum M-07-16

March 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2010

The proposal relates to compensation, dividends, and majority voting.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(f) because Wal-Mart received it after the 120-day deadline for submitting proposals in rule 14a-8(e)(2). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rules 14a-8(e)(2) and 14a-8(f).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1 2010

RECEIVED
2010 FEB 17 PM 4:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: Wal-Mart Stores Inc. — Notice of intent to omit proxy materials the shareholder proposal by Thomas E. Richard pursuant to rule 14a-8(f)(1)

Ladies and Gentlemen,

I Thomas E. Richard submitted 3 proposals to Wal-Mart stores Inc. for the 2010 shareholders meeting. The letter was sent out certified mail and received before December 31st as per instructions in the shareholders handbook. Wal-Mart Stores Inc. now wishes to exclude the proposals that I submitted for 1 not mailing in on time Dec 21st 2 not being able to verify that I am a shareholder of record and 3 that only (1) one proposal per shareholder.

The only information that was in the shareholders meeting handbook about sending in a proposal was that it must be send and received by Dec 31st of the prior year. I.e. 2009 for the 2010 meeting. When the only information you have on how to send in proposals is incomplete then no one will be able to send in proposals.

I am not trying to play dumb but with the lack of information on the full requirements needed to submit a proposal I would have provided the information required. I must say that when Wal-Mart Stores Inc. withholds this information it seems that they do not want proposals for the shareholder meeting sent in.

I hope that this letter provides you with some information into this matter.

Respectfully

Thomas E. Richard

My contact Info cell phone ***FISMA & OMB Memorandum M-07-16*** E-Mail ***FISMA & OMB Memorandum M-07-16***

CAROL STREAM IL 601


USA FIRST-CLASS FOREVER

US Securities and Exchange Commission
Division of Corporation Finance
Office of General Counsel
100 F Street N.E.
Washington D.C. 20549
[redacted]

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith
Assistant General Counsel – Corporate Division

January 28, 2010

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.— Notice of Intent to Omit from Proxy Materials the Shareholder Proposal by Thomas E. Richard Pursuant to Rule 14a-8(f)(1)

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the Company's proxy materials for its 2010 Annual Shareholders Meeting (the "*2010 Proxy Materials*"). The Proposal, which, in fact, contains three separate and distinct proposals, was submitted by Thomas E. Richard (the "*Proponent*"). For the reasons stated below, the Company asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") recommend to the Commission that no enforcement action be taken if the Company excludes the Proposal from its 2010 Proxy Materials. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. The Company intends to commence printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. Ground for Exclusion.

The Company received the Proposal after the deadline for submission of shareholder proposals. Therefore, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

Rule 14a-8(e)(1) states that a shareholder's proposal for a company's annual meeting must be submitted by the deadline found in the company's prior year proxy statement. Rule 14a-8(e)(1) also provides that shareholder proposals should be submitted by methods that permit the shareholder to prove the date of delivery. Rule 14a-8(f)(1) permits a company to exclude from its proxy materials any shareholder proposal submitted after the deadline for submitting such proposals. Rule 14a-8(f)(1) further allows a company to exclude a shareholder proposal without sending a 14-day notice of deficiency where a shareholder fails to submit a proposal by a properly determined deadline. Even though, as provided in Rule 14a-8(f)(1), Walmart was not obligated to provide a 14-day notice of deficiency to the Proponent in these circumstances, Walmart did provide such a notice of deficiency to the Proponent. The Proponent has not responded to that notice of deficiency.

Rule 14a-8(e)(2) states that a shareholder proposal being submitted for a company's annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission to be deemed timely for Rule 14a-8 purposes.

Consistent with the requirements of Rule 14a-8(e)(2), the Company disclosed in its proxy statement relating to its 2009 Annual Shareholders' Meeting (the "*2009 Proxy Statement*") that December 21, 2009 was the deadline for submitting shareholder proposals for inclusion in the 2010 Proxy Materials (the "*Deadline*"). In the 2009 Proxy Statement, under the heading "Submission of Shareholder Proposals," the Company stated: "If you wish to present a proposal for possible inclusion in our 2010 proxy statement pursuant to the SEC's rules, send the proposal to Gordon Y. Allison, Vice President and General Counsel, Corporate Division, 702 Southwest 8th Street, Bentonville, Arkansas 72716-0215, by registered, certified, or express mail. Shareholder proposals for inclusion in our proxy statement for the 2010 Annual Shareholders' Meeting must be received on or before December 21, 2009."

The Company did not receive the Proposal until December 29, 2009, eight days after the Deadline. A copy of the United States Postal Service tracking form, attached hereto as Exhibit B, reflects that the Proposal was mailed December 23, 2009 (two days after the Deadline) and was not received by the Company until December 29, 2009.

The Staff has strictly construed the Rule 14a-8 deadline in the past and has permitted companies to exclude from their proxy materials those proposals received at the companies' principal executive offices even one day after the deadline for receipt. *See, e.g., Cardinal Health, Inc.* (December 16, 2009) (permitting the exclusion of a proposal received over five months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (January 29, 2008) (permitting the exclusion of a proposal submitted to the company's principal executive office 20 days after the deadline); and *City National Corp.* (January 17, 2008) (permitting the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier). Supporting these interpretations in its no-action letters, the Staff has informed stockholders that they should submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001).

In view of the foregoing, the Company has concluded that it may exclude the Proposal from the 2009 Proxy Materials in reliance on Rule 14a-8(f)(1).

II. Conclusion.

The Company hereby requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Company is notifying the Proponent of the Company's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Erron W. Smith
Assistant General Counsel

cc:

*** FISMA & OMB Memorandum M-07-16 ***

Enclosures

Exhibit A

Proposal

[begins on next page]

Dear Sir/Madam,

This letter is enclosed so if you need to get a hold of me for anything below is my phone and e-mail.

Thanks

Thomas E. Richard

Phone : *** FISMA & OMB Memorandum M-07-16 ***

Internet : *** FISMA & OMB Memorandum M-07-16 ***

PROPOSAL

Resolved: the shareholders of Wal-Mart stores Inc. request that all Executive pay from Store manager up to and including chief executive officer pay be cut by 40% and that no bonuses be paid out for year starting 2011 to 2013.

Since 2006 employee pay has been capped at $15.60 and hours have been cut back by 8 to 20 hours for the last 3 years. (2006-2009) If wal-mart associates are have to live on less because hours must be cut and have to make the choice of paying the gas bill of eating or paying the electric bill or putting gas in the car then our executives should not receive bonuses and have their pay cut to help with the bottom line.

This Proposal is submitted by

Thomas E. Richard

PROPOSAL

Resolved: the shareholders of Wal-Mart Inc. request that the dividend for stocks be raised to 40 cents a share, up from the 16 cents a share that the company pays out now.

Wal-Mart will pass 1 trillion dollars in sales in 2010 or 2011 the first company to do this ever. But yet the board pays out 16 cents per share of stock. ExxonMobil pays 40 cents per share of stock because of its profit. It is time that stock holders be put in front of management and be paid their right full share of the profits. Every executive recieves full bounses and pay raises for their work in the company now its time to pay the people who risk the most in the company the shareholders .

This proposal submitted by

Thomas E. Richard

PROPOSAL

Resolved : the shareholders of Wal-Mart stores inc. request that each board members receive a majority (51%) yes vote to be elected to the board of directors or retain his/her seat.

In past proxy votes the board members were always reelected to the board through the system of voting for , withhold or abstain. By this majority (51%) vote requirement the board members or nominees would require a majority (51%) vote to be elected/re elected to the board. Whereas with no majority (51%) vote a board member or nominee would be elected to the board.

This proposal is submitted by

Thomas E. Richard

Exhibit B

United States Postal Service Tracking Form

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UNITED STATES POSTAL SERVICE®

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Label/Receipt Number: **7008 1830 0000 8971 9498**
Class: **First-Class Mail®**
Service(s): **Certified Mail™**
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Status: **Delivered**

Your item was delivered at 10:15 AM on December 29, 2009 in BENTONVILLE, AR 72716.

Detailed Results:

- **Delivered, December 29, 2009, 10:15 am, BENTONVILLE, AR 72716**
- **Acceptance, December 23, 2009, 10:27 am, ELGIN, IL 60123**

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